Letter 00016/2014/P

São Paulo, October 1, 2014.

VIA EDGAR TRANSMISSION

Jennifer Thompson
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	CPFL Energia, S.A.
Form 20-F for Fiscal Year Ended December 31, 2013
Filed April 04, 2014
File No. 001-32297
Response to Staff Comment Letter dated September 03, 2014

Dear Ms. Thompson,

We refer to the comment letter from the staff of the United States Securities and Exchange Commission (the “Staff”) dated September 03, 2014, received by CPFL Energia S.A. (“we” or the “Company”) concerning our annual report on Form 20-F filed with the SEC on April 4, 2014 (the “Form 20-F”).  This letter provides our responses to the Staff’s comments mentioned in your letter.  For your convenience, we have reproduced below in italics the Staff’s comments numbered 1 to 6 and have provided responses immediately below such comments.  All page numbers referred to herein are to the Form 20-F and our consolidated financial statements and all numbers mentioned herein are presented in thousands of Brazilian reais.

SEC Comment No. 1

Form 20-F for Fiscal Year Ended December 31, 2013

Item 15. Controls and Procedures, page 123

Please revise to disclose whether there was any change in your internal control over financial reporting that occurred during the period covered by the annual report that materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please refer to Item 15(d) of Form 20-F.

Response to Comment No. 1

We confirm to the Staff that our management did not identify any changes in our internal control over financial reporting during the fiscal year ended December 31, 2013 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

In our future 20-F filings with the Commission, we will include disclosure consistent with the terminology used by Item 15(d) of Form 20-F.

SEC Comment No. 2

Financial Statements, page F-1

Note (13) Property, Plant and Equipment, page F-38

We note your disclosure in Note 13 on page F-39 that during 2013 CPFL Renováveis “completed the review of the property, plant and equipment control of the subsidiary Bons Ventos (“BVP”)” and, as a result, reclassified certain intangible assets and buildings and improvements to machinery and equipment. We also note your statement that the reclassification had no effect on depreciation expense since the useful lives of the assets were “adequate.” Please tell us the specific nature of and reasons for these reclassifications and clarify the meaning of your statement that the useful lives were adequate.

Response to Comment No. 2

After the acquisition of Bons Ventos (“BVP”) in June 2012, we commenced a review of BVP’s Property, Plant and Equipment (PP&E) subsidiary ledger. This review was concluded in the first quarter of 2013. As a result of this review, we identified certain items that, although properly classified in BVP’s subsidiary ledger, were misclassified when grouped in BVP’s general ledger PP&E categories. Although these misclassifications did not impact the consolidated balance sheet, income statement and statement of cash flow of the Company for any period, the PP&E subgroups included in Note 13 to our consolidated financial statements as of December 31, 2012 were impacted. This resulted in a reclassification between these PP&E subgroups in Note 13. However, since the classification was correct in the BVP’s subsidiary ledger, the respective useful lives were correctly used in calculating depreciation. In using the term “adequate” in Note 13, as described above, the intended meaning was that the useful lives were correctly applied.

This difference represents a misclassification within the PP&E subgroups included in Note 13 and had no other impact on our consolidated financial statements. We also considered that this misclassification did not impact covenants, regulatory requirements, analysts’ consensus expectations for the Company and the other qualitative criteria included in SAB 99. Based on our evaluation, we believe that this misclassification is immaterial to our financial statements taken as a whole.

Additionally, we advise the Staff that the information about transferring of intangible assets were inadvertently included once there was no transfer or reclassification from intangible assets to PP&E and vice-versa.

In future filings with the Commission, we will modify the disclosure to more clearly describe that the useful lives were correctly applied.

SEC Comment No. 3

Financial Statements, page F-1

Note (14.5) – IPO of CPFL Renováveis, page F-42

We note you recorded a R$59.3 million increase in your capital reserve and a R$269.2 million increase in other equity attributable to the non-controlling interest as a result of the IPO of CPFL Renováveis completed during 2013. We note from your disclosure in the first bullet point on page 17 that the increase in your capital reserve was due to the increase of the nominal value of the shares of CPFL Renováveis. It appears from your disclosures that you determined this adjustment based on the number shares at March 31, 2013 and on the carrying value of CPFL Renováveis as of March 31, 2013, which you disclose was the latest period prior to the IPO for which carrying value information was available. However, we note from your disclosures that the IPO was conducted in July and August 2013. Please explain to us why you used March 31, 2013 information rather than June 30, 2013 information to determine these adjustments. In addition, it is not clear how such adjustments were derived. Please provide us with your calculations.

Response to Comment No. 3

We advise the Staff that the amounts of R$59.3 million and R$269.2 million recorded as increase in capital reserve and other equity attributable to the non-controlling interest, respectively, in our consolidated financial statements were calculated based on the June 30, 2013 financial information of CPFL Renováveis, as follows:

	Before the offering (1)			After the offering (1)
Equity attributable to:	Number of shares	% of equity interest (2)	Interest of (millions of Brazilian Reais)	Number of shares	% of equity interest	Interest of (millions of Brazilian Reais)	Increase in Equity (millions of Brazilian Reais)

CPFL Energia - controlling shareholder	259,748,799	63%	2,031.2	259,748,799	58.84%	2,090.5	59.3
Non-controlling shareholders	152,525,230	37%	1,193.0	181,676,893	41.16%	1,462.2	269.2
	412,274,029	100%	3,224.2	441,425,692	100%	3,552.7	328.5

(1)
The initial and complementary primary offering (total of 29.2 million of shares) raised a net amount of R$328.5 million, considering a gross amount of R$364.7 million and fund-raising costs of R$36.2 million.

(2)	As of June 30, 2013.

As noted above, the interest held by CPFL Energia in CPFL Renováveis was diluted from 63% to 58.84% as a result of the CPFL Renováveis’ IPO (initial and complementary primary offering). Therefore, the carrying amounts of the controlling and non-controlling interest were adjusted to reflect the changes in the relative interests in CPFL Renováveis based on the June 30, 2013 financial information.

We further advise the Staff that the March 31, 2013 financial statements of CPFL Renováveis were used solely for purpose of recording its own capital and capital reserves in accordance with local regulation (Law n° 6.404 of December 15, 1976 – Brazilian Corporate Law) and, consequently have no impact on our consolidated financial statements.

Additionally, we will modify this disclosure to more clearly describe this in future filings with the Commission.

SEC Comment No. 4

Financial Statements, page F-1

(18) Post-Employment Benefit Obligation, page F-58

Please revise to provide the disclosures regarding the fair values of plan assets by classes of assets that distinguish the nature and risk of those assets and subdivide each class of plan assets into those that have a quoted market price in an active market, as defined in IFRS 13, and those that do not. Please also disclose the fair value of your own transferrable financial instruments held as plan assets, and the fair value of plan assets that are property occupied by, or other assets used by, you. Please refer to paragraphs 142 and 143 of IAS 19 (2011) and revise your financial statements to provide this information, or tell us why you believe revision is not required.

Response to Comment No. 4

Please find below the disclosure of plan assets’ fair value as required by paragraph 142 of IAS 19 (2011):

	Quoted market price			Not quoted
Assets managed by Fundação CESP	2013	2012	2011	2013	2012	2011
Fixed rate	73%	72%	68%	-	-	-
Government bonds	63%	60%	58%	-	-	-
Corporate bonds (financial institutions)	6%	6%	5%	-	-	-
Corporate bonds (non financial institutions)	2%	2%	1%	-	-	-
Multimarket funds	2%	2%	0%	-	-	-
Other fixed income investments	1%	3%	3%	-	-	-
Variable income	21%	23%	27%	-	-	-
CPFL Energia’s shares	8%	8%	11%	-	-	-
Investment funds - shares	13%	15%	17%	-	-	-
Real estate	-	-	-	3%	3%	3%
Loans to participants	-	-	-	2%	2%	2%
Other investments	-	-	-	1%	0%	0%
	94%	95%	95%	6%	5%	5%

	Quoted market price			Not quoted
Assets managed by ELETROCEEE	2013	2012	2011	2013	2012	2011
Fixed rate	61%	63%	65%	-	-	-
Government bonds	40%	41%	39%	-	-	-
Corporate bonds (financial institutions)	5%	4%	5%	-	-	-
Corporate bonds (non financial institutions)	8%	10%	10%	-	-	-
Multimarket funds	8%	8%	10%	-	-	-
Variable income	24%	23%	24%	-	-	-
Investment funds - shares	24%	23%	24%	-	-	-
Structured investments	14%	13%	9%	-	-	-
Participation fund	12%	12%	9%	-	-	-
Real estate fund	1%	0%	0%	-	-	-
Multimarket fund	1%	1%	0%	-	-	-
Real estate	-	-	-	1%	0%	1%
Loans to participants	-	-	-	1%	1%	1%
	98%	99%	98%	2%	1%	2%

The plan assets do not include property occupied or assets used by the Company. The fair value of shares presented under “CPFL Energia’s shares” above is R$334,569 (R$388,662 in 2012 and R$443,611 in 2011).

We propose to include the above disclosure in future filings with the Commission.

SEC Comment No. 5

Financial Statements, page F-1

(18) Post-Employment Benefit Obligation, page F-58

Please provide the disclosures required by paragraph 147 of IAS 19 (2011) regarding the effect of your post-employment benefit plans on your future cash flows or tell us why you believe these disclosures are not required.

Response to Comment No. 5

Expected contributions and expected benefits

The following table provides information on the expected contributions to our post-employment benefit plan for 2014 and the distribution of benefit payments for the next 10 years (in thousands of Brazilian Reais):

Expected contributions (to be paid by the sponsors)	2014
CPFL Paulista	59,079
CPFL Piratininga	19,155
CPFL Geração	1,268
RGE	8,753

Expected benefit payments (to be paid by Fundação CESP and ELETROCEEE)	2014	2015	2016	2017	2018‐2023	TOTAL
CPFL Paulista	289,717	303,540	317,985	332,356	2,297,534	3,541,132
CPFL Piratininga	6,484	6,833	7,098	7,600	546,380	574,396
CPFL Geração	62,600	66,103	69,430	73,492	52,316	323,942
RGE	17,228	18,518	20,163	21,690	154,854	232,455

As of 31 December 2013, the average duration of employee benefit commitments was 9.1 years for CPFL Paulista, 10.8 years for CPFL Piratininga, 9.3 years for CPFL Geração and 10.1 years for RGE.

We propose to include the above disclosures regarding the effect of our post-employment benefit plans on our future cash flows pursuant to paragraphs 147 of IAS 19 (2011) in future filings with the Commission.

SEC Comment No. 6

Financial Statements, page F-1

(18) Post-Employment Benefit Obligation, page F-58

Please explain to us why the “amount of the commitment” for the post-employment benefit plans of CPFL Paulista, CPFL Piratininga, and CPFL Geraҫão differs from the carrying amounts of the post-employment benefit obligation that is recorded by these subsidiaries in accordance with IAS 19 (2011). In doing so, explain in greater detail the nature of these “commitments.”

Response to Comment No. 6

We advise the Staff that our post-employment benefit obligations are recorded in accordance with IAS 19 (2011). The commitment mentioned in Note 18 arose in connection with the privatization of these companies to guarantee that the companies would honor the existing actuarial deficit after the privatization. The commitment is to make periodic contributions that are adjusted by assumptions and valuation methodology in accordance with specific regulation issued by PREVIC, the Brazilian complementary pension plan regulatory agency. Those assumptions and valuation methodology may not be consistent with those applied in calculating the pension obligation in accordance with IAS 19 (2011). However, while the commitment using the PREVIC assumptions and methodology may change the timing of the plan contributions, the total cash outlay for these plans is the same since the commitment did not change the companies’ preexisting obligation to pay the related plan benefits.

* * * *
We hereby acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

NOTICES AND ORDERS

We request that all notices and orders issued by the Commission in connection with this letter and the Form 20-F be directed to the following at all times:

Wilson Ferreira Junior
CPFL Energia S.A.
Rua Gomes de Carvalho, 1510, 14º andar, cj. 1402
04547-005 São Paulo, SP, Brazil
Tel: 55.19.3756.8704 / Fax: 55.19.3756.8075

Copies of notices and orders should be directed to:

Robert Ellison
Shearman & Sterling LLP
Av. Brigadeiro Faria Lima, 3400, 17º andar
04538-132 São Paulo, SP, Brazil
Tel: 55.11.3702.2200 / Fax: 55.11.3702.2224

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Robert Ellison at Shearman & Sterling LLP (telephone +55-11-3702-2200, fax: +55-11-3702-2224, email: rellison@shearman.com).

Sincerely,

/s/ Wilson Ferreira Junior
CPFL Energia S.A.
Name: Wilson Ferreira Junior
Title: Chief Executive Officer

/s/ Gustavo Estrella
CPFL Energia S.A.
Name: Gustavo Estrella
Title: Chief Financial Officer

cc:	Sondra Snyder, Staff Accountant, Division of Corporation Finance
Andrew Blume, Staff Accountant, Division of Corporation Finance Securities and Exchange Commission